Exhibit 99.1

BriaCell Summarizes Clinical Data Poster Presented at the 2021 San Antonio Breast Cancer Symposium®

NEW YORK and VANCOUVER, British Columbia, December 9, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, presented clinical results from its lead clinical candidate Bria-IMT™ in a poster session held on December 8, 2021 during the 2021 San Antonio Breast Cancer Symposium® (SABCS) (the “Poster”).

The Poster submission was accepted by SABCS on September 15, 2021 and summarized the previously-disclosed Phase I/IIa clinical and pathological data from the clinical studies of the Bria-IMT™ regimen alone (the monotherapy studies) and the ongoing Phase I/IIa clinical study of Bria-IMT™ in combination with immune checkpoint inhibitors, including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.) and, more recently, Incyte’s checkpoint inhibitor, retifanlimab.

Presentation Title: Overall Survival following treatment with a modified whole tumor cell targeted immunotherapy in patients with advanced breast cancer

Session Date: 5:00 - 6:30 p.m. CT on Wednesday, December 8, 2021

Session Title: Poster Session 2

Poster Number: P2-14-02

Summarized Data: Thirty-four advanced breast cancer patients were treated with the Bria-IMT™ regimen: 26 in two monotherapy studies (the Bria-IMT™ regimen alone) and 12 in the combination study, with four patients transitioning from monotherapy to the combination study.

Patients had been heavily pre-treated and had a median of five or greater prior regimens.

Safety: The treatment was generally safe and well tolerated in both the monotherapy and the combination studies.

Disease Control: The disease control rate was 25% (n=4) and 30% (n=23) for the monotherapy studies and 33% (n=12) for the combination study. Complete tumor reduction of selected tumors was observed in several patients, including those with 2+ HLA loci matches with Bria-IMT™ and Grade I/II (i.e. moderately-well differentiated) tumors. For the evaluable Grade I/II patients, disease control was seen in 1/2 and 4/6 patients in the monotherapy studies and 3/4 patients in the combination study. This included two patients with partial responses (PR) according to RECIST criteria. Both patients with PR responses matched Bria-IMT™ at 2 HLA loci and both had Grade II disease, matching the tumor grade of the tumor Bria-IMT™ was derived from.

HLA-Typing: Cells with HLA (human leukocyte antigen) molecules on their surface determine and trigger the body’s immune response. BriaCell’s immunotherapy treatment appears most effective when the patient’s HLA-type matches with Bria-IMT™, allowing BriaCell to potentially identify patients most likely to respond. HLA-typing is a simple and widely available test.

Tumor Grade: BriaCell has noted clinical benefit in its patients with grade I and grade II tumors, suggesting another subgroup of patients for whom BriaCell’s treatment would be most effective.

BriaCell Treatment [1]					Leading Treatment Comparison [2]
N =	Filter	Number of Prior Regimens	Overall Survival (Months)	vs.	Number of Prior Regimens	Overall Survival (Months)
7	Combination Therapy only	9	12.0		2	7.2 - 9.8
9	1+ HLA	8	12.1
5	2+ HLA	5	13.4
6	Tumor Grade I/II	12	12.5
Patient 06-005 [3]	2 HLA Tumor Grade II	13	21.4

1) BriaCell treats severely sick patients, as indicated by the “Prior Regimens” column. Patients from both the monotherapy and combination therapy are included unless otherwise indicated.

2) Overall survival of 7.2-9.8 months in similar patients with metastatic breast cancer who have failed two prior therapy attempts (i.e., third line setting); Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17.

3) Remarkable Responder highlighted; included within subsets “Tumor Grade I/II” and “2+ HLA”.

In summary, the overall survival was much higher in the patients in the combination study, suggesting an additive or synergistic effect and supporting our strategy of continuation with the combination study. The data supports both clinical and survival benefits in the patients who match Bria-IMT™ at one or more HLA loci and those with Grade I/II tumors in the combined studies, supporting the importance of these factors in the treatment efficacy and focusing on these subgroups of patients in the ongoing combination study.

A copy of the Poster will be posted on the Company’s website here: https://briacell.com/novel-technology/scientific-publications/.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com